SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from                      to                     .

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

AND FOR THE YEAR ENDED

DECEMBER 31, 2013

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2013

AND REPORT OF INDEPENDENT AUDITORS

AXA EQUITABLE 401(k) PLAN

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4-21

Supplemental Schedule:

Schedule H, Part IV, line 4i* - Schedule of Assets (Held at End of Year) December 31, 2013	22-33

Signature Page	34

Exhibit:

Consent of Independent Registered Public Accounting Firm

*	Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2013.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AXA Equitable 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AXA Equitable 401(k) (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, NY

June 30, 2014

AXA EQUITABLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012

Assets
Investments, at fair value (Notes 3, 4, 5 and 6)	$1,783,031,968	$1,624,095,775

Receivables
Employer contributions	26,152,035	1,196,026
Notes receivable from participants (Note 1)	24,150,120	23,864,431
Other receivables	595,478	4,842

Total receivables	50,897,633	25,065,299

Total assets	1,833,929,601	1,649,161,074

Liabilities
Accrued expenses and other liabilities	102,728	2,132,340

Total liabilities	102,728	2,132,340

Net assets available for benefits, at fair value	1,833,826,873	1,647,028,734

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(13,606,967)	(24,644,684)

Net assets available for benefits	$1,820,219,906	$1,622,384,050

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2013

Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$232,648,802
Interest	10,388,964
Dividends	17,545,037

Total investment income	260,582,803
Less investment expenses	13,536

Net investment income	260,569,267

Interest income on notes receivable from participants	1,058,704

Contributions
Participant	56,256,996
Employer	27,003,362

Total contributions	83,260,358

Total additions	344,888,329

Deductions
Benefits paid to participants	146,608,818
Administrative expenses	443,655

Total deductions	147,052,473

Net Increase during the year	197,835,856

Net assets available for benefits
Beginning of year	1,622,384,050

End of year	$1,820,219,906

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible common-law employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator, Northern Trust is the directed trustee of the Plan and Fidelity serves as the legal custodian for the Fixed income investment. The Investment Committee no longer acts as the trustee of the Plan since November 17, 2011. The Plan has an agreement with AonHewitt, formerly known as Hewitt Associates LLC, (“Hewitt”), for the recordkeeping and administration of the Plan, effective as of March 21, 2011, and with Northern Trust for the custodial trustee and disbursement agent functions, effective as of March 24, 2011.

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

Eligible new hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. New participants are automatically deemed to have elected, after 30 days at work, a 3% before-tax contribution rate (See Note 8), which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 6% deferral percentage or elects out of the automatic increase program. The new hire can opt-out, change the contribution rate, or change the investment option at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual eligible compensation, subject to reduction by limits imposed by the Code ($17,500 for 2013 and $17,000 for 2012). The maximum after-tax contribution is $25,000 or 20% of the participant’s annual eligible compensation (10% for Puerto Rican participants and up to $10,000 per Plan year), whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 100% of his or her annual eligible compensation (Puerto Rican participants cannot make 401(k) Roth contributions). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $5,500 for 2013 and 2012 ($1,500 for Puerto Rican participants). The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $23,000 for 2013 and $22,500 for 2012 ($19,000 in 2013 and $18,500 in 2012 for Puerto Rican participants).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

Effective February 12, 2012, the Company and certain participating affiliates replaced the 401(k) Plan 3% match with a discretionary profit sharing contribution opportunity of up to 4% of each participant’s annual eligible compensation if the applicable employer meets certain performance goals. Other participating affiliates continue to make matching contribution. For 2013, the Company made a profit sharing contribution of $24,924,025 in March 2014. For 2012, the Company did not make any profit sharing contributions as it did not meet the performance goals set forth for 2012.

AXA Investment Managers, S.A.’s subsidiaries: AXA Private Equity US LLC and AXA IM Rose, Inc. (“AXA IM”) continued to provide the 3% matching contribution and did not adopt the new profit sharing contribution formula.

Effective January 31, 2012, the Plan was amended to accept the merger and transfer of all AXA LM Plan assets and liabilities.

AXA Liabilities Managers Inc., AXA Art Insurance Corporation and Fine Art Services International (U.S.) Inc., or effective January 1, 2013, AXA Insurance Company and AXA Art Americas Corporation (collectively “AXA LM”), all affiliates of the Company, continue to provide to AXA LM Participants a 5% matching contribution and a retirement program contribution which is based on the AXA LM participant’s age and years of service.

Employer matching contributions are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee, which is the target allocation fund closest to the individual’s 65th birthday. Profit sharing contributions, if made, are invested in the same manner.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2013, the Plan offered twelve target allocation funds through a group annuity contract, fifteen mutual funds, a Company stock fund, a self-directed brokerage window program and a fixed income fund as investment options for participants. Two of the core funds utilize a volatility management investment strategy (i.e., an asset management strategy that limits equity exposure during periods of high volatility to provide downside protection, but may also limit returns on an “up-market”). Effective July 21, 2010, the Company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the Company stock fund on or after March 22, 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching/profit sharing contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Notes Receivable from Participants

Active participants may borrow from their fund accounts, in $1 increments (prior to March 30, 2011 in $100 increments), a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). Participants may have up to two loans outstanding at any time, either two general purpose loans or one residential and one general purpose loan. The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans ranged from 4.18% to 11% as of December 31, 2013 and 4.25% to 11% in 2012. Principal and interest is paid over a range of one to five years for general purpose loans and five to fifteen years for residential loans. Active participants whose loan is deemed distributed are not permitted to participate in the Plan for 6 months from the date of the deemed distribution. However, an active participant is permitted to transfer account balances among investment funds (except to the Company stock fund).

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit for single individuals is a straight life annuity and for married individuals (as recognized under state or foreign law based on the state or country of celebration) is a qualified joint and survivor annuity). Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary.

A participant who is not an active participant (regardless of whether the participant has “retired directly from service” within the meaning of the AXA Equitable Retirement Plan (the “Retirement Plan”) or the MONY Life Retirement Income Security Plan (“RISPE”) for Employees or is Disabled) may elect, to make partial lump sum withdrawals from his or her Plan accounts.

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Employer matching contributions and profit sharing contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Special vesting rules apply for certain participants. AXA LM participants are fully vested in their retirement program contributions.

Forfeited Accounts

Upon termination of service, other than due to death or disability (as described above), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce employer matching contributions or profit sharing contributions. The balance in the forfeiture account totaled $417,444 and $1,461,565 at December 31, 2013 and 2012, respectively. During 2013, $1,150,043 from the forfeiture account was used to pay for administrative expenses.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Plan Expenses and Administration

The Plan has an administrative agreement with Hewitt, effective March 21, 2011, for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements reflect all adjustments, if any, necessary in the opinion of management for a fair presentation of the net assets available for Plan benefits and changes therein for the periods presented.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation/(depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased. When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits

Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2013	2012

SSGA S&P 500 INDEX NON-LENDING CL A, 5,214,235 shares and 6,043,865 shares, respectively	$173,242,950	$151,670,795
Blackrock Equity Index Fund, 7,523,808 and 7,600,357 units, respectively	125,931,111	96,143,337
Guaranteed Investment Contracts (“GIC”) (Note 6):
American General Life (a)	93,506,585	97,666,724
NATIXIS Financial Products (a)	112,441,444	150,979,506
JP Morgan Chase (a)	125,988,988	131,594,274
State St. Bank & Trust Co. Boston (a)	144,571,035	151,003,040

(a)	GICs are presented on a fair value basis (see Note 6).

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $232,648,802, as follows:

Common stock	$35,851,795
Mutual funds	196,797,007

Total appreciation	$232,648,802

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013 and 2012.

Bonds

Bonds valued at the closing price reported in the active market in which the individual security is traded generally would be categorized as Level 1. When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For bonds with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data and are generally Level 2. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment and are generally Level 3.

Common stock

Common Stock valued based on the last sale price traded in an active market generally would be classified as Level 1. Securities with quoted prices in markets that were not active are considered Level 2.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Mutual funds, including target allocation funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value.

GIC wrappers

The fair value of the GIC wrappers contracts for synthetic guaranteed investment contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between market rate for wrap fees and the actual wrap fees currently charged. GIC wrappers are classified as Level 3.

Short-term investments

Short-term investments primarily consist of corporate bonds with maturities of one year or less from the reporting date. The fair values of these securities and their levels within the fair value hierarchy are determined in the same manner as bonds.

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2		Level 3		Total

Assets
Bonds:
Corporate	$—	$129,192,080		$—		$129,192,080
US Treasury, government and agency	—	270,214,568		—		270,214,568
Foreign governments	—	902,937		—		902,937
Commercial mortgage-backed	—	64,485,373		57,906	(2)	64,543,279
Residential mortgage-backed (1)	—	30,522,913		—		30,522,913
Asset-backed	—	57,000,627		2,796,391	(2)	59,797,018
Common stock:
Finance	—	100,047,009		—		100,047,009
Mutual funds:
Index	76,277,269	388,822,836	(3)	—		465,100,105
Balanced	71,289,502	—		—		71,289,502
Growth	286,626,475	120,369,579	(3)	—		406,996,054
Fixed income	74,154,372	24,747,801	(3)	—		98,902,173
Other	67,917,583	—		—		67,917,583
GIC Wrappers	—	—		106,023		106,023
Short-term investments	12,900,313	4,600,411		—		17,500,724

Total assets	$589,165,514	$1,190,906,134		$2,960,320		$1,783,031,968

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2013, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2		Level 3		Total

Assets
Bonds:
Corporate	$—	$130,415,603		$—		$130,415,603
US Treasury, government and agency	—	324,353,143		—		324,353,143
Foreign governments	—	909,994		—		909,994
Commercial mortgage-backed	—	40,008,637		724,120	(2)	40,732,757
Residential mortgage-backed (1)	—	26,407,438		—		26,407,438
Asset-backed	—	52,275,208		1,582,837	(2)	53,858,045
Common stock:
Finance	—	74,043,517		—		74,043,517
Mutual funds:
Index	41,555,831	338,663,126	(3)	—		380,218,957
Balanced	53,300,916	—		—		53,300,916
Growth	302,578,179	27,198,614	(3)	—		329,776,793
Fixed income	101,424,172	22,153,702	(3)	—		123,577,874
Other	69,277,203	—		—		69,277,203
GIC Wrappers	—	—		564,733		564,733
Short-term investments	1,725,262	14,933,540		—		16,658,802

Total assets	$569,861,563	$1,051,362,522		$2,871,690		$1,624,095,775

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2012, bonds with fair value of $16,574,643 were transferred out of Level 3 and into Level 2 primarily due to change in pricing sources. These transfers in the aggregate represent approximately 1% of total assets at December 31, 2012. In addition, index mutual funds with fair value of $64,921,700 were transferred out of Level 1 and into Level 2. These transfers in the aggregate represent approximately 4% of total assets at December 31, 2012. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents reconciliation for Level 3 assets for the 2013 Plan year, January 1, 2013 to December 31, 2013:

	GIC Wrappers	Bonds: Commercial mortgage- backed	Bonds: Asset-backed
Balance, January 1, 2013	$564,733	$724,120	$1,582,837
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	(458,710)	2,287	(9,403)
Purchases	—	—	1,400,000
Sales	—	(620,561)	(158,964)
Settlements	—	(47,940)	(18,079)
Transfers out of Level 3	—	—	—

Balance, December 31, 2013	$106,023	$57,906	$2,796,391

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2013
	$(458,710)	$5,307	$(8,675)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2013.

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2013

	Fair	Valuation	Significant
	Value	Technique	Unobservable Input	Range
Assets:
Investments:
GIC Wrappers	$106,023	Discounted Cash Flow	Discount Rate Wrap Fee Rate	1.89 22	% %

Approximately $2.8 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by AXA Financial Group are not reasonably available. The fair value measurements of these Level 3 investments comprise approximately 96.4% of total assets classified as Level 3 and represent only 0.16% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Financial Group’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2012.

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2012

	Fair	Valuation	Significant
	Value	Technique	Unobservable Input	Range
Assets:
Investments:
GIC Wrappers	$564,733	Discounted Cash Flow	Discount Rate Wrap Fee Rate	2.19 14	%-2.24% %-19%

For the year 2012, approximately $2.3 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by AXA Financial Group are not reasonably available. The fair value measurements of these Level 3 investments comprise approximately 80.3% of total assets classified as Level 3 and represent only 0.14% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Financial Group’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2013	2012
Company stock fund (1)

Net assets
Common stock	$100,047,009	$74,043,517
Receivables	—	—

	$100,047,009	$74,043,517

Changes in net assets
Net appreciation	35,851,797
Benefits paid to participants	(2,665,398)
Expenses	—
Net transfers from participant-directed investments	(7,182,907)

	$26,003,492

(1)	No new contributions, loan repayments, or transfers are permitted to the Company stock fund on or after March 22, 2010.

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (the “Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance those future adjustments to the crediting rate

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

cannot result in a crediting rate of less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer. Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 1.55% and 1.73% in 2013 and 2012, respectively. The average yield for Synthetic GIC based on the interest rate credited to participants was 1.70% and 1.93% in 2013 and 2012, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•	Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2013
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value

Synthetic GICs
JP Morgan Chase, #AXA-2-07	A+	$125,988,988	$—	$(3,017,529)
State St Bk & Tr Co Boston, #107007	AA-	144,571,035	106,023	(3,568,606)
NATIXIS Financial Products, #1910-02	A	112,441,444	—	(2,693,056)
Prudential Ins Co America, #63048	AA-	58,783,972	—	(1,407,920)
Prudential Ins Co America, # 63286	AA-	28,404,349	—	(680,305)
American General Life, #931942	A+	93,506,585	—	(2,239,551)

Total Guaranteed Investment Contracts		$563,696,373	$106,023	$(13,606,967)

(1)	Major Credit Ratings are unaudited.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

	December 31, 2012
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value

Synthetic GICs
JP Morgan Chase, #AXA-2-07	A+	$131,594,274	$347,183	$(5,694,053)
State St Bk & Tr Co Boston, #107007	AA-	151,003,040	217,550	(6,353,026)
NATIXIS Financial Products, #1910-02	A	150,979,506	—	(6,134,520)
Prudential Ins Co America, #63048	AA-	61,399,287	—	(2,494,742)
American General Life, #931942	A+	97,666,724	—	(3,968,343)

Total Guaranteed Investment Contracts		$592,642,8311	$564,733	$(24,644,684)

(1)	Major Credit Ratings are unaudited.

7.	RELATED-PARTY TRANSACTIONS

Effective March 21, 2011, Hewitt is the record keeper and effective March 24, 2011 Northern Trust is the custodian trustee and disbursement agent. Fidelity is however the custodian for the GIC investments. The Plan invests in a fixed income fund managed by Fidelity. Certain Plan investments are managed by Funds Management Group, LLC and AllianceBernstein L.P., parties-in-interest. Both Funds Management Group, LLC and AllianceBernstein L.P. are affiliates of AXA Equitable. Administrative service fees paid by the Plan directly to Funds Management Group, LLC were determined by the expense ratios of 0.68, 0.99, 0.76, 0.83, 0.90 for the funds EQ/Equity Growth Plus K, EQ/MFS International K, EQ/AllianceBernstein Small Cap Growth K, EQ/GAMCO Small Company Value K and Multimanager Large Cap Value K, respectively.Administrative service fees paid by the Plan directly to AllianceBernstein L.P., Funds Management Group, LLC, Hewitt, Fidelity and Northern Trust were $388,495, $1,263,420, $257,739 and $251,664 respectively, during the year ended December 31, 2013.

The Plan incurred expenses in the amount of $1,564,410, including $408,901 and $449,917 of accrued expenses at December 31, 2013 and 2012, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”). The AXA S.A. ADRs held by participants were valued at $100,047,009 and $74,043,517 at December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, the Plan received sales proceeds totaling $9,868,112 of AXA, S.A ADRs. The Plan received $2,945,756 in dividend income from the AXA ADR Stock Fund during the year ended December 31, 2013 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

8.	FUNDING POLICY

The following describe the terms of the annual discretionary profit sharing contribution: (i) the applicable performance goals and results will be determined each year by the applicable participating entity; (ii) subject to tax law limits, the percentage of any profit-sharing contribution for a year will range from 0% up to 4%, as determined each year by the applicable participating entity in its sole discretion; (iii) to be eligible for any profit-sharing contribution for a year, a participant must be employed by AXA Equitable or any of its affiliates or subsidiaries on the last day of that year. However, if during that year, such participant: (a) retires directly from service for purposes of the Retirement Plan or RISPE, as applicable, (b) dies or becomes disabled while in service with AXA Equitable or any of its affiliates or subsidiaries or (c) is job eliminated by AXA Equitable or any of its affiliates or subsidiaries, such participant’s account will be credited with a profit-sharing contribution (if one is made) based on his or her eligible compensation from the applicable participating entity during that year prior to the date he or she retires, dies, becomes disabled or is job eliminated, as applicable. Any profit-sharing contribution for a year will be made no later than March 15 of the next year. The Company did not make a profit sharing contribution for the Plan year 2012 as it did not meet its performance goals. The Company made a 4% profit sharing contribution for the Plan year 2013 to eligible participants (other than AXA LM and AXA IM Participants). This contribution of $26,152,035 was made on March 4, 2014.

AXA LM and AXA IM made matching contributions to their respective eligible participants and AXA LM made retirement program contributions to its eligible participants.

Participants are able to contribute up to 75% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax and Roth 401(k) contributions (Puerto Rican participants cannot make Roth 401(k) contributions). In addition participants may contribute up to 20% of their eligible compensation up to $25,000 on an after-tax basis (Puerto Rican participants can only contribute up to 1,000 of their eligible compensation and up to $10,000 per year).

In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. The Plan is not subject to ERISA’s minimum funding requirements.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

10.	PLAN AMENDMENTS

The following represents the material amendments made to the Plan for the 2013 Plan year:

Effective September 30, 2013, participants who were employed by AXA Private Equity U.S. LLC immediately prior to September 30, 2013 were fully vested in their benefits.

Effective October 1, 2013, participants whose employment was transferred to Protective Life Insurance Company pursuant to the corporate transactions contemplated in the Master Agreement by and among AXA Equitable Financial Services, LLC, AXA Financial, Inc. and Protective Life Insurance Company, dated as of April 10, 2013, were fully vested in their benefits.

Effective July 1, 2013, any service performed for AXA Rosenberg Investment Management LLC and its affiliates up through and including any Rosenberg Transfer Date, by an individual who was employed by AXA Rosenberg Investment Management LLC immediately prior to the Transfer Date and who became an employee, financial professional or manager of AXA Equitable or and its participating related employers on such transfer date, will be treated as service for purposes of participation and vesting.

Effective January 1, 2013, the Plan was amended to add AXA Insurance Company and AXA Art Americas Corporation as participating affiliates.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company contributions for all participants except AXA LM participants. Such payroll contributions will equal, each Plan year, to 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($117,000 in 2014) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit ($260,000 in 2014); provided that such participant meets certain employment conditions.

11.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, March 14, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

11.	TAX STATUS (continued)

Effective January 1, 2011, the Plan was amended to comply with the tax qualification provisions of the Puerto Rican tax code and to provide for dual qualification. A determination letter from the Puerto Rican hacienda was received on October 25, 2013.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2013 and 2012, respectively:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$1,820,219,906	$1,622,384,050
Difference between contract value and fair value of Synthetic GICs	13,606,967	24,644,684

Net assets available for benefits per the Form 5500	$1,833,826,873	$1,647,028,734

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2013:

Net investment gain per the financial statements	$260,569,267
Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	(11,037,717)

Investment gain per the Form 5500	$249,531,550

13.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

14.	SUBSEQUENT EVENTS

Effective January 1, 2014, participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 10% deferral percentage or elects out of the automatic increase program.

The Plan has evaluated subsequent events through June 28, 2014, the date the financial statements were available to be issued and has noted such events above.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds

***	ALLYA 2013-1 A3	05/15/2017, 0.63%, $1,182,000	**	$1,182,308
***	ALLYL 2012-SN1 A3	08/20/2015, 0.57%, $830,000	**	830,477
***	ALLYL 2013-SN1 A3	05/20/2016, 0.72%, $839,000	**	840,637
***	AMXCA 2012-2 A	03/15/2018, 0.68%, $2,970,000	**	2,976,253
***	AMXCA 2012-5 A	05/15/2018, 0.59%, $2,900,000	**	2,899,398
***	AMXCA 2013-3 A	05/15/2019, 0.98%, $1,068,000	**	1,066,153
***	BAAT 2012-1 A4	12/15/2016, 1.03%, $580,000	**	584,697
***	BMWLT 2013-1 A3	09/21/2015, 0.54%, $587,000	**	587,125
***	CARMX 2012-3 A3	07/17/2017, 0.52%, $460,000	**	459,957
***	CARMX 2013-3 A3	04/16/2018, 0.97%, $280,000	**	281,559
***	CCCIT 13-A3 A3	07/23/2018, 1.11%, $930,000	**	937,443
***	CCCIT 2012-A1 A1	10/10/2017, 0.55%, $1,680,000	**	1,680,043
***	CCCIT 2013-A6 A6	09/07/2018, 1.32%, $2,250,000	**	2,274,834
***	CHAIT 2012-A5 A5	08/15/2017, 0.59%, $1,900,000	**	1,900,676
***	CHAIT 2012-A8 A8	10/16/2017, 0.54%, $2,000,000	**	1,997,422
***	CHAIT 2013-A8 A8	10/15/2018, 1.01%, $580,000	**	579,322
***	COMET 2013-A1 A1	11/15/2018, 0.63%, $3,037,000	**	3,031,293
***	COMET 2013-A3 A3	09/16/2019, 0.96%, $1,412,000	**	1,395,548
***	DCENT 2012-A3 A	11/15/2017, 0.86%, $2,430,000	**	2,440,687
***	DCENT 2013-A2 A2	08/15/2018, 0.69%, $2,800,000	**	2,796,227
***	DCENT 2013-A5 A5	04/15/2019, 1.04%, $1,159,000	**	1,157,666
***	FORDL 2012-B A3	09/15/2015, 0.57%, $700,000	**	700,735
***	FORDL 2013-A A3	03/15/2016, 0.60%, $1,010,000	**	1,010,725
***	FORDL 2013-B A3	09/15/2016, 0.76%, $450,000	**	450,024
***	FORDO 2012-D A3	04/15/2017, 0.51%, $720,000	**	719,963
***	FORDO 2013-A A3	07/15/2017, 0.55%, $841,000	**	840,849
***	FORDO 2013-B A3	10/15/2017, 0.57%, $740,000	**	739,473
***	GEMNT 2009-4 A	11/15/2017, 3.80%, $1,010,000	**	1,038,212
***	GEMNT 2012-1 A	01/15/2018, 1.03%, $1,150,000	**	1,153,701
***	GEMNT 2012-5 A	06/15/2018, 0.95%, $2,670,000	**	2,675,671
***	HAROT 2013-2 A3	02/16/2017, 0.53%, $410,000	**	409,782
***	HAROT 2013-3 A3	05/15/2017, 0.77%, $690,000	**	691,792
***	HART 2013-A A3	07/17/2017, 0.56%, $1,135,000	**	1,135,150
***	HART 2013-B A3	09/15/2017, 0.71%, $1,010,000	**	1,011,631
***	HART 2013-C A3	02/15/2018, 1.01%, $310,000	**	311,503
***	MBALT 2013-A A3	02/15/2016, 0.59%, $1,040,000	**	1,040,857
***	MBALT 2013-B A3	07/15/2016, 1.06%, $890,000	**	890,396
***	MBART 2013-1 A3	08/15/2017, 0.78%, $720,000	**	721,846
***	NALT 2012-B A4	09/17/2018, 0.74%, $304,000	**	304,363
***	NALT 2013-A A3	04/15/2016, 0.61%, $1,170,000	**	1,170,159
***	NAROT 2013-A A3	05/15/2017, 0.50%, $1,060,000	**	1,059,685
***	NAROT 2013-B A3	11/15/2017, 0.84%, $841,000	**	843,455
***	NEF 2005-1 A5	10/30/2045, 1.01%, $255,900	**	251,892
***	SLMA 2012-7 A2	09/25/2019, 0.44%, $1,157,000	**	1,153,130
***	SLMA 2013-1 A2	09/25/2019, 0.41%, $1,400,000	**	1,391,369
***	TAOT 2013-A A3	01/17/2017, 0.55%, $650,000	**	650,072
***	VALET 2013-1 A3	08/21/2017, 0.56%, $870,000	**	869,035
***	VALET 2013-2 A3	04/20/2018, 1.11%, $1,154,000	**	1,152,215
***	VWALT 2013-A A3	07/20/2016, 0.84%, $740,000	**	743,215
***	WOART 2012-A A3	02/15/2017, 0.64%, $780,000	**	781,276
***	WOART 2013-A A3	04/16/2018, 0.64%, $500,000	**	499,623

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds (continued)
***	WOLS 2012-A A3	11/16/2015, 0.93%, $410,000	**	$411,167
***	WOLS 2013-A A3	12/15/2016, 1.10%, $1,070,000	**	1,074,327

	Total asset-backed bonds			59,797,018

	Commercial mortgage-backed bonds
***	BACM 2005-3 A2	07/10/2043, 4.50%, $117,819	**	118,563
***	BACM 2006-4 A1A	07/10/2046, 5.62%, $928,888	**	1,025,763
***	BSCMS 05-PWR8 A4	06/11/2041, 4.67%, $610,070	**	636,827
***	BSCMS 05-T18 A4	02/13/2042, 4.93%, $853,101	**	887,204
***	BSCMS 06-PW12 A1A	09/11/2038, 5.70%, $725,544	**	796,631
***	BSCMS 2006-PW13 A1A	09/11/2041, 5.53%, $912,650	**	1,003,151
***	BSCMS 2006-T22 A1A	04/12/2038, 5.58%, $968,473	**	1,055,012
***	CD 06-CD2 A1B	01/15/2046, 5.31%, $1,502,663	**	1,615,924
***	CD 2005-CD1 A4	07/15/2044, 5.22%, $330,000	**	351,344
***	CD 2007-CD5 A1A	11/15/2044, 5.80%, $976,462	**	1,094,480
***	CFGNR 2011-150 D	04/20/2037, 3%, $168,089	**	171,115
***	CGCMT 13-GC11 A1	04/10/2046, 0.75%, $406,344	**	403,833
***	CGCMT 2006-C5 A4	10/15/2049, 5.43%, $520,000	**	569,688
***	COMM 2006-C7 A1A	06/10/2046, 5.74%, $1,324,252	**	1,449,148
***	COMM 2006-C8 A4	12/10/2046, 5.31%, $760,000	**	831,381
***	COMM 2012-CR1 A1	05/15/2045, 1.12%, $182,773	**	183,228
***	COMM 2012-CR1 A2	05/15/2045, 2.35%, $500,000	**	509,378
***	COMM 2012-CR2 A1	08/15/2045, 0.82%, $195,555	**	194,944
***	COMM 2012-CR5 A1	12/10/2045, 0.67%, $369,064	**	366,169
***	COMM 2013-CR9 A1	07/10/2045, 1.34%, $236,707	**	237,505
***	COMM 2013-LC6 A1	01/10/2046, 0.72%, $297,080	**	294,666
***	DBUBS 2011-LC3A A1	08/10/2044, 2.24%, $101,302	**	102,550
***	FHR 2011-3938 BE	10/15/2021, 2%, $814,262	**	823,744
***	FHR 2866 XE	12/15/2018, 4%, $112,269	**	114,533
***	FHR 3102 FD	01/15/2036, 0.47%, $859,574	**	862,224
***	FHR 3117 JF	02/15/2036, 0.47%, $339,453	**	340,129
***	FHR 3741 HD	11/15/2039, 3%, $373,918	**	382,993
***	FHR 3763 QA	04/15/2034, 4%, $452,790	**	477,179
***	FHR 3820 DA	11/15/2035, 4%, $422,553	**	448,208
***	FHR 3943 EF	02/15/2026, 0.42%, $536,708	**	537,012
***	FHR 4046 LA	11/15/2026, 3%, $2,274,421	**	2,313,441
***	FHR 4176 BA	02/15/2033, 3%, $584,317	**	601,114
***	FHR 4181 LA	03/15/2037, 3%, $816,714	**	830,927
***	FHR SER 4221	07/15/2023, 1.40%, $1,589,830	**	1,586,849
***	FNR 2003-74 PG	08/25/2018, 4.50%, $199,028	**	211,176
***	FNR 2005-106 UF	11/25/2035, 0.46%, $307,967	**	309,083
***	FNR 2005-90 FC	10/25/2035, 0.41%, $316,921	**	317,552
***	FNR 2008-29 BG	12/25/2035, 4.70%, $140,873	**	147,444
***	FNR 2010-123 DL	11/25/2025, 3.50%, $198,038	**	206,554
***	FNR 2010-135 DE	04/25/2024, 2.25%, $375,381	**	382,675
***	FNR 2010-143 B	12/25/2025, 3.50%, $317,897	**	333,331
***	FNR 2011-23 AB	06/25/2020, 2.75%, $228,580	**	236,596
***	FNR 2011-88 AB	09/25/2026, 2.50%, $299,906	**	308,401
***	FNR 2012-15 FP	06/25/2040, 0.54%, $941,325	**	944,938
***	FNR 2012-94 E	06/25/2022, 3%, $361,879	**	376,115
***	FNR 2013-16 GP	03/25/2033, 3%, $3,000,000	**	3,083,455
***	FNR 2013-40 PV	01/25/2026, 2%, $884,695	**	896,527
***	FNR 2013-9 FA	03/25/2042, 0.51%, $1,403,612	**	1,404,235

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	FSPC T-59 1A3	10/25/2043, 7.50%, $45,593	**	$53,699
***	G2SF 12-149 LF	12/20/2042, 0.42%, $570,501	**	566,940
***	GECMC 2006-C1 A1A	03/10/2044, 5.28%, $517,604	**	559,542
***	GECMC 2006-C1 A4	03/10/2044, 5.28%, $820,000	**	881,890
***	GMACC 2004-C2 A4	08/10/2038, 5.30%, $603,896	**	612,528
***	GNR 13-41 PA	04/20/2040, 2.50%, $719,149	**	720,845
***	GNR 2000-35 F	12/16/2025, 0.72%, $11,280	**	11,384
***	GNR 2010-112 PM	09/20/2033, 3.25%, $117,297	**	118,921
***	GNR 2010-99 PT	08/20/2033, 3.50%, $147,863	**	149,976
***	GNR 2012-149 MF	12/20/2042, 0.42%, $1,391,034	**	1,382,330
***	GNR 2013-37 F	03/20/2043, 0.44%, $372,711	**	371,062
***	GNR 2013-9 F	01/20/2043, 0.42%, $980,687	**	978,339
***	GSMS 04-GG2 A6	08/10/2038, 5.40%, $511,356	**	518,777
***	GSMS 2006-GG6 A1A	04/10/2038, 5.56%, $493,634	**	535,081
***	GSMS 2006-GG6 A2	04/10/2038, 5.51%, $26,928	**	27,047
***	GSMS 2006-GG8 A1A	11/10/2039, 5.55%, $617,943	**	679,918
***	GSMS 2011-GC5 A1	08/10/2044, 1.47%, $301,071	**	303,300
***	GSMS 2012-GC6 A1	01/10/2045, 1.28%, $143,604	**	144,254
***	GSMS 2013-GC10 A1	02/10/2046, 0.70%, $84,527	**	84,045
***	GSMS 2013-GC10 A2	02/10/2046, 1.84%, $240,000	**	239,241
***	GSMS 2013-GC12 A1	06/10/2046, 0.74%, $390,360	**	387,223
***	JPMCC 2005-LDP2 A3	07/15/2042, 4.70%, $205,259	**	209,527
***	JPMCC 2006-CB16 A1A	05/12/2045, 5.55%, $1,420,759	**	1,563,853
***	JPMCC 2006-LDP7 A1A	04/15/2045, 5.86%, $1,112,176	**	1,227,010
***	JPMCC 2007-LD11 A2	06/15/2049, 5.79%, $224,831	**	227,660
***	JPMCC 2012-C6 A2	05/15/2045, 2.21%, $590,000	**	601,782
***	JPMCC 2012-LC9 A1	12/15/2047, 0.67%, $789,983	**	784,211
***	JPMCC 2013-C10 07302	12/15/2047, 0.73%, $285,868	**	283,468
***	LBMT 1991-2 A3	01/20/2017, 8.54%, $56,918	**	57,906
***	LBUBS 05-C1 A1A	02/15/2030, 4.58%, $683,097	**	704,803
***	LBUBS 2004-C8 0.04799	12/15/2029, 4.80%, $565,921	**	577,028
***	LBUBS 2006-C6 A4	09/15/2039, 5.37%, $210,000	**	229,686
***	MLCFC 2006-3 A4	07/12/2046, 5.41%, $2,217,440	**	2,413,621
***	MLMT 05-CKI1 A1A	11/12/2037, 5.28%, $252,168	**	269,176
***	MLMT 2006-C2 A1A	08/12/2043, 5.74%, $846,016	**	932,490
***	MSBAM 2012-C5 A1	08/15/2045, 0.92%, $477,167	**	478,750
***	MSBAM 2012-C5 A2	08/15/2045, 1.97%, $1,000,000	**	1,017,462
***	MSC 2006-HQ9 A4	07/12/2044, 5.73%, $516,343	**	564,781
***	MSC 2006-IQ11 A1A	10/15/2042, 5.66%, $1,116,847	**	1,215,771
***	UBSBB 2012-C2 A1	05/10/2063, 1.01%, $441,735	**	443,286
***	UBSBB 2012-C4 A1	12/10/2045, 0.67%, $320,434	**	319,196
***	UBSBB 2013-C6 A1	04/10/2046, 0.81%, $330,642	**	328,035
***	UBSCM 2012-C1 A1	05/10/2045, 1.03%, $260,427	**	261,699
***	UBSCM 2012-C1 A2	05/10/2045, 2.18%, $510,000	**	519,978
***	WBCMT 05-C16 APB	10/15/2041, 4.69%, $98,401	**	99,085
***	WBCMT 06-C23 A1A	01/15/2045, 5.42%, $972,745	**	1,052,054
***	WBCMT 06-C24 A1A	03/15/2045, 5.56%, $576,522	**	625,741
***	WBCMT 2006-C23 A5	01/15/2045, 5.42%, $1,060,000	**	1,146,651
***	WBCMT 2006-C25 A5	05/15/2043, 5.72%, $290,000	**	318,499
***	WBCMT 2006-C26 A1A	06/15/2045, 6.01%, $662,876	**	728,996
***	WBCMT 2006-C29 A1A	11/15/2048, 5.30%, $475,247	**	523,068
***	WBCMT 2007-C30 XP	12/15/2043, 0.48%, $15,109,414	**	19,473
***	WBCMT 2007-C31A A2	04/15/2047, 5.42%, $317,664	**	319,466

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	WFCM 2013-LC12 A1	07/15/2046, 1.68%, $938,226	**	$940,226
***	WFRBS 13-C13 A1	05/15/2045, 0.78%, $237,430	**	235,345
***	WFRBS 13-C14 A1	06/15/2046, 0.84%, $242,663	**	240,303
***	WFRBS 2011-C5 A1	11/15/2044, 1.46%, $124,245	**	125,202
***	WFRBS 2012-C8 A1	08/15/2045, 0.86%, $280,932	**	279,606
***	WFRBS 2012-C8 A2	08/15/2045, 1.88%, $560,000	**	560,883
***	WFRBS 2013-C11 A1	03/15/2045, 0.80%, $167,674	**	166,378
***	WFRBS 2013-C14 A2	06/15/2046, 2.13%, $230,000	**	229,843

	Total commercial mortgage-backed bonds			64,543,279

	Corporate bonds
***	ABBVIE INC	11/06/2017, 1.75%, $1,597,000	**	1,597,852
***	AETNA INC	11/15/2017, 1.50%, $74,000	**	73,022
***	ALTRIA GROUP	09/11/2015, 4.13%, $650,000	**	694,101
***	AMERICAN EX	09/15/2015, 2.75%, $925,000	**	964,733
***	AMERICAN EX	09/19/2016, 2.80%, $975,000	**	1,026,421
***	AMERICAN EX MTN	07/29/2016, 1.30%, $584,000	**	591,684
***	AMERICAN EXP	11/13/2015, 0.88%, $600,000	**	602,040
***	AMERICAN HONDA	09/11/2017, 1.50%, $600,000	**	593,650
***	AMERICAN HONDA	10/10/2018, 2.13%, $580,000	**	580,084
***	AMERICAN INTL	03/20/2015, 3%, $300,000	**	310,650
***	AMERICAN INTL	03/22/2017, 3.80%, $455,000	**	490,478
***	ANHEUSER BUSCH	07/15/2017, 1.38%, $610,000	**	612,345
***	APACHE CORP	04/15/2017, 1.75%, $170,000	**	170,909
***	APPLE INC	05/03/2018, 1%, $2,142,000	**	2,073,645
***	AT&T INC	08/15/2016, 2.40%, $615,000	**	637,966
***	AT&T INC	05/15/2016, 2.95%, $620,000	**	648,801
***	AUSTRALIA & NZ	05/15/2018, 1.45%, $580,000	**	562,115
***	AUSTRALIA & NZ	10/06/2017, 1.88%, $600,000	**	602,033
***	AUSTRALIA & NZ	02/12/2016, 0.90%, $876,000	**	878,017
***	AVALONBAY COMM	10/01/2020, 3.63%, $266,000	**	271,301
***	BANK AMER	01/15/2019, 2.60%, $675,000	**	680,976
***	BANK AMERICA CRP	10/09/2015, 1.50%, $1,210,000	**	1,226,318
***	BANK MONTREAL	01/11/2017, 2.50%, $620,000	**	645,760
***	BANK OF AMERICA	01/11/2018, 2%, $750,000	**	755,420
***	BANK OF NY MTN	01/17/2017, 2.40%, $620,000	**	641,098
***	BANK T-M UFJ	02/26/2018, 1.65%, $580,000	**	567,415
***	BANK T-M UFJ	09/09/2018, 2.70%, $570,000	**	580,852
***	BB&T CORP mtn	03/15/2016, 3.20%, $630,000	**	664,695
***	BG ENERGY	10/15/2016, 2.88%, $620,000	**	650,934
***	BK NOVA SCOTIA	12/18/2017, 1.38%, $1,090,000	**	1,069,730
***	BP CAPITAL MARKET	03/11/2016, 3.20%, $630,000	**	667,672
***	BP CAPITAL MARKET	11/01/2016, 2.25%, $620,000	**	643,890
***	BRIT COLMB PROV	05/18/2016, 2.10%, $1,650,000	**	1,707,822
***	BTEL	06/28/2016, 1.63%, $335,000	**	337,997
***	CAPITAL ONE BNK	11/21/2016, 1.15%, $406,000	**	404,717
***	CAPITAL ONE FIN	03/23/2015, 2.15%, $610,000	**	623,685
***	CAPITAL ONE FIN CO	11/06/2015, 1%, $600,000	**	600,655
***	CHEVRON CORP	06/24/2016, 0.89%, $249,000	**	249,634
***	CHEVRON CORP	12/05/2017, 1.10%, $1,115,000	**	1,090,871
***	CITIGROUP	05/19/2015, 4.75%, $817,000	**	864,217

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds (continued)
***	CITIGROUP	01/15/2016, 1.25%, $850,000	**	$857,675
***	CITIGROUP	04/01/2016, 1.30%, $580,000	**	583,199
***	CITIGROUP	06/15/2016, 3.95%, $1,240,000	**	1,321,334
***	CITIGROUP	11/15/2016, 1.30%, $870,000	**	868,344
***	CITIGROUP	07/25/2016, 1.70%, $870,000	**	884,547
***	CITIGROUP	08/07/2015, 2.25%, $400,000	**	411,911
***	COCA-COLA CO	11/01/2018, 1.65%, $600,000	**	593,453
***	COLGATE-PALMOLIVE	05/01/2018, 0.90%, $746,000	**	713,327
***	COMERICA INC	09/16/2015, 3%, $74,000	**	77,454
***	COMWLTH EDISON	09/01/2016, 1.95%, $384,000	**	394,653
***	CVS CAREMARK	12/05/2018, 2.25%, $446,000	**	446,356
***	DAIMLER FIN NOR	07/31/2015, 1.30%, $990,000	**	1,001,207
***	DAIMLER FINA NA	04/10/2015, 1.65%, $610,000	**	616,990
***	DEUTSCHE BK AG	01/11/2016, 3.25%, $620,000	**	657,917
***	DEVON ENERGY	12/15/2018, 2.25%, $570,000	**	564,152
***	DISNEY (WALT)MTN	12/01/2017, 1.10%, $533,000	**	525,464
***	DOMINION RES INC	08/15/2016, 1.95%, $424,000	**	434,110
***	DOMINION RESOUR	09/01/2015, 2.25%, $1,038,000	**	1,071,543
***	DUKE ENERGY COR	06/15/2018, 2.10%, $463,000	**	460,549
***	FIFTH THIRD	01/25/2016, 3.63%, $354,000	**	377,449
***	FIFTH THRD	02/28/2018, 1.45%, $580,000	**	567,771
***	FORD MTR	10/01/2018, 2.88%, $1,200,000	**	1,236,311
***	FRANCE TELECOM	09/16/2015, 2.13%, $214,000	**	219,439
***	GE CAP CORP	01/09/2017, 2.90%, $620,000	**	655,635
***	GENERAL ELEC	10/17/2016, 3.35%, $620,000	**	662,876
***	GENERAL ELEC	04/02/2018, 1.63%, $1,100,000	**	1,092,224
***	GOLDMAN SAC	02/07/2016, 3.63%, $920,000	**	978,809
***	GOLDMAN SACHS MTN	08/01/2015, 3.70%, $931,000	**	983,795
***	GOLDMAN SACHS MTN	11/23/2015, 1.60%, $600,000	**	607,462
***	GSINC	07/19/2018, 2.90%, $570,000	**	587,228
***	GSINC	01/22/2018, 2.38%, $590,000	**	598,168
***	HSBC	05/15/2018, 1.50%, $1,160,000	**	1,134,379
***	HSBC BANK	05/24/2016, 3.10%, $1,240,000	**	1,302,708
***	HSBC USA INC	09/24/2018, 2.63%, $303,000	**	310,099
***	HSBC USA INC	02/13/2015, 2.38%, $310,000	**	319,136
***	HSBC USA INC	01/16/2018, 1.63%, $527,000	**	523,344
***	HUNTINGTON NATL	08/02/2016, 1.35%, $271,000	**	272,396
***	HUNTINGTONBK	11/20/2016, 1.30%, $385,000	**	385,599
***	HYUNDAI CAP	10/02/2015, 1.63%, $286,000	**	288,580
***	HYUNDAI CAP	08/09/2016, 1.88%, $150,000	**	151,642
***	INTEL CORP	12/15/2017, 1.35%, $200,000	**	197,700
***	INTERCONT EXCH	10/15/2018, 2.50%, $404,000	**	409,089
***	JPMORGAN CHASE	10/15/2015, 1.10%, $600,000	**	603,682
***	JPMORGAN CHASE	02/26/2016, 1.13%, $1,420,000	**	1,427,883
***	JPMORGAN CHASE & CO	08/15/2017, 2%, $600,000	**	612,901
***	JPMORGAN CHASE CO	06/24/2015, 3.40%, $925,000	**	961,169
***	KEYBANK NATL	02/01/2018, 1.65%, $385,000	**	381,090
***	KEYCORP MTN	12/13/2018, 2.30%, $870,000	**	865,892
***	KINDER MORGAN	02/01/2019, 2.65%, $261,000	**	260,770
***	LG&E & KU ENERG	11/15/2015, 2.13%, $449,000	**	458,079
***	MANITOBA (PROV)	06/01/2018, 1.13%, $1,460,000	**	1,425,609
***	MARSHMCLEN	10/15/2018, 2.55%, $600,000	**	604,573
***	MASSMUTUAL GBL	08/02/2018, 2.10%, $1,000,000	**	1,000,136

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds (continued)
***	MASSMUTUAL GLB	04/14/2016, 3.13%, $1,550,000	**	$1,632,736
***	MASSMUTUAL GLBL	04/05/2017, 2%, $1,230,000	**	1,239,043
***	MCKESSON CORP	12/04/2015, 0.95%, $116,000	**	116,008
***	MET LIFE GLBL	09/29/2015, 2.50%, $1,000,000	**	1,036,317
***	MET LIFE GLBL	01/10/2018, 1.50%, $1,395,000	**	1,366,115
***	MET LIFE GLBL FD	01/09/2015, 2%, $2,358,000	**	2,418,680
***	METLIFE INC STEP	12/15/2017, 1.76%, $260,000	**	257,332
***	MICROSOFT CORP	11/15/2017, 0.88%, $179,000	**	176,355
***	MIZUHO CORP BK	10/17/2017, 1.55%, $1,660,000	**	1,626,983
***	MORGAN STANLEY	07/24/2015, 4%, $640,000	**	679,416
***	MORGAN STANLEY	04/25/2018, 2.13%, $580,000	**	576,985
***	MSTDW	02/25/2016, 1.75%, $506,000	**	515,863
***	NATIONAL AUSTR	08/07/2015, 1.60%, $600,000	**	613,405
***	NATIONAL AUSTR NY BR	03/09/2015, 2%, $620,000	**	634,860
***	NEW YORK LIFE	10/30/2017, 1.30%, $1,510,000	**	1,464,387
***	NORDEA BK	05/13/2016, 0.88%, $870,000	**	866,633
***	PEPSICO INC	11/01/2018, 7.90%, $627,000	**	791,617
***	PHILIP MORS INT	05/16/2016, 2.50%, $930,000	**	967,993
***	PHILIP MORS INT	01/15/2019, 1.88%, $580,000	**	567,975
***	PHILIP MORS INT	08/21/2017, 1.13%, $300,000	**	295,188
***	PNC BK NA	10/03/2016, 1.30%, $570,000	**	575,661
***	PRICOA GLBL	05/29/2018, 1.60%, $580,000	**	562,771
***	PROCTER & GAMBLE	11/15/2018, 1.60%, $1,059,000	**	1,044,654
***	RABOBANK NDL	03/19/2018, 1.70%, $1,170,000	**	1,160,613
***	RABOBNK NEDRLD MTN	10/13/2015, 2.13%, $1,019,000	**	1,049,958
***	RIO TINTO FIN	08/21/2017, 1.63%, $600,000	**	603,039
***	RIO TINTO FIN	06/17/2016, 1.38%, $927,000	**	941,933
***	ROPER INDUSTRIES	10/01/2018, 2.05%, $606,000	**	591,726
***	ROYAL BANK CAN	09/09/2016, 1.45%, $510,000	**	519,444
***	ROYAL BK CANADA	07/27/2018, 2.20%, $1,388,000	**	1,405,833
***	ROYAL BK CANADA	07/20/2016, 2.30%, $383,000	**	399,850
***	ROYAL BK CANADA	01/16/2018, 1.50%, $1,190,000	**	1,174,415
***	ROYAL BK CANADA	03/08/2016, 0.85%, $1,400,000	**	1,401,707
***	ROYAL BK CDA	10/30/2015, 0.80%, $700,000	**	702,674
***	ROYAL BK SCOTLAND	09/18/2015, 2.55%, $2,033,000	**	2,094,097
***	SABMILLER HL	01/15/2017, 2.45%, $1,240,000	**	1,283,323
***	SABMILLER HLDG	08/01/2018, 2.20%, $570,000	**	573,627
***	SHELL INTL	08/21/2017, 1.13%, $910,000	**	900,789
***	SHELL INTL	11/15/2016, 0.90%, $1,000,000	**	1,000,945
***	SHERWIN WILLIAM	12/15/2017, 1.35%, $600,000	**	584,329
***	SIMON PROPERTY	01/30/2017, 2.80%, $142,000	**	148,493
***	SUMITOMO MITSUI BKG	07/19/2018, 2.50%, $250,000	**	253,799
***	SUMITOMO MITSUI BKG	07/18/2017, 1.80%, $910,000	**	910,206
***	SUNTRUST	11/01/2018, 2.35%, $877,000	**	875,675
***	THERMO FISHER	02/01/2019, 2.40%, $102,000	**	101,131
***	THOMSON CORP	05/23/2016, 0.88%, $283,000	**	281,252
***	THOMSON REUTER	02/23/2017, 1.30%, $195,000	**	194,406
***	TIME WARNER INC	07/15/2015, 3.15%, $960,000	**	1,008,496
***	TORONTO DOM	04/30/2018, 1.40%, $1,460,000	**	1,423,319
***	TORONTO DOM BK	07/14/2016, 2.50%, $1,248,000	**	1,308,905
***	TORONTO DOMINI	09/10/2018, 2.63%, $1,563,000	**	1,605,912
***	TORONTO DOMINI	10/19/2016, 2.38%, $1,825,000	**	1,903,296
***	TOTAL CAP	01/15/2018, 1.45%, $621,000	**	617,802
***	TOTAL CAP INTL	06/28/2017, 1.55%, $610,000	**	609,971

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds (continued)
***	TOTAL CAPITAL SA	02/17/2017, 1.50%, $630,000	**	$634,617
***	TOYOTA MOTOR CRD	10/05/2017, 1.25%, $910,000	**	895,667
***	TYCO ELECTR	12/17/2018, 2.38%, $117,000	**	115,588
***	UNION BANK	09/26/2016, 1.50%, $387,000	**	392,892
***	UNION BK NA	06/06/2016, 3%, $690,000	**	722,937
***	UNITEDHEALTH GRP	11/15/2016, 1.88%, $473,000	**	483,947
***	UNITEDHEALTH GRP	10/15/2017, 1.40%, $124,000	**	122,749
***	UNITEDHEALTH GRP	10/15/2015, 0.85%, $175,000	**	176,015
***	US BANCORP MTN	11/15/2018, 1.95%, $585,000	**	583,263
***	VENTAS RLTY	09/26/2016, 1.55%, $147,000	**	148,634
***	VERIZON COM	09/14/2018, 3.65%, $1,406,000	**	1,502,280
***	VERIZON COMM	11/01/2017, 1.10%, $600,000	**	584,592
***	VODAFONE GRP PLC	09/26/2017, 1.25%, $1,000,000	**	980,071
***	VODAFONE GRUP PLC	02/19/2018, 1.50%, $580,000	**	568,423
***	VOLKSWAGEN	03/22/2017, 2.38%, $580,000	**	598,815
***	VOLKSWAGEN	11/20/2018, 2.13%, $500,000	**	494,960
***	VOLKSWAGEN	11/20/2017, 1.60%, $500,000	**	494,441
***	VW INTL FI NV	03/22/2015, 1.63%, $670,000	**	680,554
***	WAL MART STORES	04/15/2016, 2.80%, $620,000	**	652,999
***	WALGREEN CO	09/15/2017, 1.80%, $354,000	**	358,182
***	WAL-MART STORES	04/11/2018, 1.13%, $1,170,000	**	1,137,866
***	WELLPOINT INC	07/15/2018, 2.30%, $412,000	**	412,345
***	WELLPOINT INC	01/15/2018, 1.88%, $315,000	**	314,060
***	WELLPOINT INC	09/10/2015, 1.25%, $174,000	**	175,880
***	WELLS FARGO	01/16/2018, 1.50%, $1,150,000	**	1,149,962
***	WESTERN UNION CO	12/10/2017, 2.88%, $582,000	**	591,592
***	WESTPAC BANKING	08/14/2017, 2%, $1,081,000	**	1,095,247
***	WPACBKG	01/12/2018, 1.60%, $1,180,000	**	1,170,798
***	XEROX CORP	03/15/2019, 2.75%, $696,000	**	690,749

	Total corporate bonds			129,192,080

	Residential mortgage-backed bonds
***	FHLG 5.50% 3/34 #G01665	03/01/2034, 5.50%, $263,378	**	290,292
***	FHLG 5.50% 5/34 #Z40042	05/01/2034, 5.50%, $1,941,718	**	2,139,089
***	FHLG 10YR 3% 8/21 #J16393	08/01/2021, 3%, $388,689	**	403,842
***	FHLG 10YR 3% 8/21 #J16442	08/01/2021, 3%, $348,047	**	361,616
***	FHLG 15YR 3.50% 1/26 #G14312	01/01/2026, 3.50%, $342,598	**	358,805
***	FHLG 15YR 3.50% 4/27 #G14449	02/01/2027, 3.50%, $968,104	**	1,014,656
***	FHLG 15YR 3.50% 10/26 #G14450	10/01/2026, 3.50%, $4,128,007	**	4,321,346
***	FHLG 15YR 4% 4/26 #E02867	04/01/2026, 4%, $249,864	**	265,708
***	FHLG 15YR 4% 6/24 #G18312	06/01/2024, 4%, $580,152	**	614,221
***	FHLG 15YR 4% 7/24 #G13596	07/01/2024, 4%, $484,759	**	513,225
***	FHLG 15YR 4% 9/25 #E02787	09/01/2025, 4%, $463,650	**	494,789
***	FHLG 15YR 4% 9/25 #G14376	09/01/2025, 4%, $388,257	**	411,057
***	FHLG 15YR 4.50% 8/18 #E98688	08/01/2018, 4.50%, $347,380	**	369,472
***	FHLG 15YR 5% 4/20 #G13598	04/01/2020, 5%, $516,058	**	548,450
***	FHLG 15YR 5.50% 3/19 #E01604	03/01/2019, 5.50%, $55,282	**	59,355
***	FHLG 15YR 2.5% 06/23#G14775	06/01/2023, 2.50%, $466,917	**	463,677
***	FHLG 15YR 2.5% 09/22#J20415	09/01/2022, 2.50%, $234,009	**	239,405
***	FHLG 20YR 5.50% 3/23 #D95897	03/01/2023, 5.50%, $38,172	**	41,974
***	FHLG 20YR 5.50% 4/24 #C90825	04/01/2024, 5.50%, $169,114	**	186,582
***	FHLG 20YR 5.50% 5/23 #C90676	05/01/2023, 5.50%, $69,990	**	77,012
***	FHLG 20YR 5.50% 7/23 #C90691	07/01/2023, 5.50%, $214,791	**	236,555

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)
***	FHLG 20YR 6% 9/22 #C90580	09/01/2022, 6%, $71,950	**	$79,304
***	FHLG 25YR 5.50% 7/35 #G05815	07/01/2035, 5.50%, $177,653	**	195,764
***	FHLM ARM 2.98% 8/41 #1B8533	08/01/2041, 2.97%, $288,615	**	302,848
***	FHLM ARM 3.07% 9/41 #1B8608	09/01/2041, 3.11%, $158,274	**	166,427
***	FHLM ARM 3.53% 4/40 #1B4657	04/01/2040, 3.57%, $175,655	**	187,211
***	FHLM ARM 3.58% 4/40 #1B4702	04/01/2040, 3.61%, $132,922	**	140,859
***	FHLM ARM 3.88% 1/35 #848084	01/01/2035, 2.46%, $37,276	**	39,092
***	FHLM ARM 4.68% 1/36 #847584	01/01/2036, 2.48%, $52,139	**	55,522
***	FHLM ARM 5.37% 12/35 #1N0106	12/01/2035, 1.99%, $146,909	**	153,945
***	FHLM ARM 5.78% 10/35 #1N0063	10/01/2035, 3.09%, $22,683	**	24,165
***	FHLM ARM 4.199% 8/36 #848185	08/01/2036, 2.53%, $84,648	**	90,144
***	FHLM ARM 4.889% 3/33 #847126	03/01/2033, 3.04%, $2,340	**	2,486
***	FHLM ARM 4.941% 11/35 #1J1228	11/01/2035, 2.27%, $172,351	**	182,699
***	FHLM ARM 5.084% 8/35 #1J0005	08/01/2035, 2.53%, $43,830	**	46,350
***	FHLM ARM 3.224% 4/41#1B8179	04/01/2041, 3.23%, $75,918	**	79,931
***	FHLM ARM 3.242% 9/1/41#1B8659	09/01/2041, 3.25%, $70,282	**	73,830
***	FHLM ARM 3.464% 5/1/41#1B8304	05/01/2041, 3.46%, $80,005	**	84,633
***	FHLM ARM 3.627% 6/1/41#1B8372	06/01/2041, 3.62%, $120,104	**	127,378
***	FHLM ARM 3.717% 05/41#1B8124	05/01/2041, 3.71%, $117,085	**	124,207
***	FHR 2495 UJ 3.5 7/32	07/15/2032, 3.50%, $10,436	**	10,622
***	FHR 2794 JT 6 10/32	10/15/2032, 6%, $87,222	**	92,543
***	FNMA 5.50% 11/34 #310105	11/01/2034, 5.50%, $1,406,863	**	1,555,415
***	FNMA 6.50% 7/32 #545759	07/01/2032, 6.50%, $57,318	**	64,727
***	FNMA 6.50% 7/32 #545762	07/01/2032, 6.50%, $22,734	**	25,673
***	FNMA 6.50% 7/35 #745092	07/01/2035, 6.50%, $24,002	**	26,984
***	FNMA 6.50% 8/36 #888034	08/01/2036, 6.50%, $38,707	**	43,700
***	FNMA 6.50% 8/36 #888544	08/01/2036, 6.50%, $186,481	**	210,100
***	FNMA 6.50% 8/36 #AE0746	08/01/2036, 6.50%, $157,332	**	177,225
***	FNMA 6.50% 12/32 #735415	12/01/2032, 6.50%, $22,761	**	25,702
***	FNMA 6.50% 12/35 #AD0723	12/01/2035, 6.50%, $217,802	**	246,487
***	FNMA 10YR 2.5% 05/23 #MA1431	05/01/2023, 2.50%, $730,839	**	746,808
***	FNMA 10YR 2.5% 10/22#AB6544	10/01/2022, 2.50%, $343,143	**	350,640
***	FNMA 10YR 2.5% 10/22#AB6730	10/01/2022, 2.50%, $269,968	**	275,866
***	FNMA 15YR 3.50% 1/26 #AL1168	01/01/2026, 3.50%, $361,056	**	379,147
***	FNMA 15YR 3.50% 3/27 #AL1746	03/01/2027, 3.50%, $1,506,263	**	1,582,204
***	FNMA 15YR 3.50% 5/27 #AL1741	05/01/2027, 3.50%, $930,170	**	976,195
***	FNMA 15YR 3.50% 5/27 #AL1751	05/01/2027, 3.50%, $354,219	**	371,745
***	FNMA 15YR 4% 7/19 #AE0968	07/01/2019, 4%, $1,300,067	**	1,380,932
***	FNMA 15YR 4% 8/18 #727438	08/01/2018, 4%, $175,369	**	186,277
***	FNMA 15YR 4.50% 6/19 #745278	06/01/2019, 4.50%, $155,807	**	166,179
***	FNMA 15YR 4.50% 7/20 #888653	07/01/2020, 4.50%, $67,755	**	72,265
***	FNMA 15YR 6% 11/16 #545296	11/01/2016, 6%, $19,492	**	20,529
***	FNMA 15YR 6.50% 3/17 #254236	03/01/2017, 6.50%, $49,176	**	52,394
***	FNMA 20YR 5.50% 10/22 #254522	10/01/2022, 5.50%, $943	**	1,040
***	FNMA 20YR 5.50% 11/22 #254543	11/01/2022, 5.50%, $16,575	**	18,284
***	FNMA 20YR 5.50% 6/23 #254764	06/01/2023, 5.50%, $48,803	**	53,837
***	FNMA 20YR 6% 1/23 #555198	01/01/2023, 6%, $29,152	**	32,095
***	FNMA 20YR 6% 9/22 #545887	09/01/2022, 6%, $108,675	**	119,006
***	FNMA 20YR 6% 12/18 #440734	12/01/2018, 6%, $6,972	**	7,465
***	FNMA ARM 2.42% 11/36 #AD0710	11/01/2036, 2.42%, $38,162	**	40,585
***	FNMA ARM 2.57% 10/41 #AH5261	10/01/2041, 2.53%, $312,359	**	325,271
***	FNMA ARM 2.61% 4/35 #995609	04/01/2035, 2.53%, $83,669	**	89,079

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)
***	FNMA ARM 2.74% 8/41 #AH5259	08/01/2041, 2.74%, $541,186	**	$564,570
***	FNMA ARM 3.01% 8/41 #AI4358	08/01/2041, 3.03%, $97,172	**	101,285
***	FNMA ARM 3.20% 1/40 #AC0599	01/01/2040, 3.20%, $251,905	**	267,068
***	FNMA ARM 3.37% 9/41 #AI8935	09/01/2041, 3.39%, $134,853	**	141,456
***	FNMA ARM 3.47% 3/40 #AD0820	03/01/2040, 3.49%, $185,944	**	195,900
***	FNMA ARM 3.60% 3/40 #AD1555	03/01/2040, 3.59%, $234,680	**	248,433
***	FNMA ARM 4.21% 5/35 #889946	05/01/2035, 2.34%, $133,008	**	140,750
***	FNMA ARM 4.285% 7/33#AD0066	12/01/2033, 2.37%, $334,226	**	350,151
***	FNMA ARM 4.30% 2/35 #995017	02/01/2035, 2.46%, $247,981	**	262,661
***	FNMA ARM 4.53% 12/34 #802852	12/01/2034, 2.43%, $125,208	**	131,607
***	FNMA ARM 4.68% 11/34 #735011	11/01/2034, 2.25%, $127,617	**	135,093
***	FNMA ARM 5.280% 3/35 #843014	03/01/2035, 1.91%, $12,644	**	13,217
***	FNMA ARM 6.25% 6/36 #886983	06/01/2036, 2.30%, $17,109	**	18,035
***	FNMA ARM 4.58% 7/35 #995273	07/01/2035, 2.58%, $81,726	**	87,030
***	FNMA ARM 4.653% 3/35 #816322	03/01/2035, 2.05%, $3,518	**	3,631
***	FNMA ARM 4.893% 10/35 #847787	10/01/2035, 2.05%, $18,105	**	18,984
***	FNMA ARM 4.898% 5/35 #995272	05/01/2035, 2.40%, $21,508	**	22,715
***	FNMA ARM 5.344% 7/35 #834917	07/01/2035, 1.94%, $8,036	**	8,401
***	FNMA ARM 5.349% 12/34 #843013	12/01/2034, 1.91%, $23,021	**	24,017
***	FNMA ARM 06/42#AO2244	06/01/2042, 2.54%, $103,149	**	105,765
***	FNMA ARM 09/41#AI9813	09/01/2041, 2.96%, $78,613	**	82,112
***	FNMA ARM 10/41#AJ3399	10/01/2041, 3.09%, $38,365	**	40,112
***	FNMA ARM 11/40#AE6806	11/01/2040, 2.95%, $68,280	**	71,730
***	FNMA ARM 3.228% 7/41#AI3469	07/01/2041, 3.22%, $113,629	**	119,814
***	FNMA ARM 3.365% 10/41#AI6819	10/01/2041, 3.35%, $67,723	**	71,374
***	FNMA ARM 3.545% 07/41#AI6050	07/01/2041, 3.55%, $126,380	**	133,801
***	FNMA ARM 3.752% 10/33 #755148	10/01/2033, 1.85%, $30,155	**	31,299
***	FNMA ARM 3.753% 10/33 #746320	10/01/2033, 2.42%, $30,183	**	31,693
***	FNMA ARM 3.984% 5/33 #703915	05/01/2033, 2.24%, $5,073	**	5,342
***	FNMA ARM 4.293% 3/35 #815586	03/01/2035, 2.33%, $12,600	**	13,388
***	FNMA ARM 4.358% 10/33 #754672	10/01/2033, 1.93%, $11,453	**	11,926
***	FNMA ARM 4.512% 12/36 #995606	11/01/2036, 2.50%, $239,714	**	255,276
***	FNMA ARM 4.53% 10/35 #995414	07/01/2035, 2.38%, $220,109	**	233,272
***	FNMA ARM 4.55% 10/35 #995415	10/01/2035, 2.40%, $625,019	**	662,433
***	FNMA ARM 4.801% 2/33 #695019	02/01/2033, 1.89%, $18,082	**	18,820
***	FNMA ARM 5.05% 7/34 #801635	07/01/2034, 2.23%, $12,549	**	13,216
***	FNMA ARM 5.066% 9/34 #544860	09/01/2034, 4.60%, $26,948	**	28,730
***	FNR 2000-32 FM IML+450 10/30	10/18/2030, 0.62%, $4,035	**	4,046
***	FNR 2000-34 F 1ML+45 10/30	10/25/2030, 0.61%, $12,179	**	12,209
***	FNR 2008-95 AD 4.5% 12/23	12/25/2023, 4.50%, $521,177	**	546,607

	Total residential mortgage-backed bonds			30,522,913

	US Treasury, government and agency bonds
***	FHLM ARM	06/01/2041, 3.28%, $92,752	**	97,626
***	FHLM C	09/29/2017, 1%, $4,839,000	**	4,792,940
***	FHLM C	01/12/2018, 0.75%, $848,000	**	827,990
***	FNMA	09/28/2015, 0.50%, $34,823,000	**	34,929,512
***	FNMA	10/26/2015, 1.63%, $4,629,000	**	4,743,730
***	FNMA	07/02/2015, 0.50%, $6,536,000	**	6,567,877
***	NCUA GTD NTS MA	06/12/2015, 1.40%, $830,000	**	843,420

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	US Treasury, government and agency bonds (continued)
***	NCUA GTD NTS MA	11/15/2035, 5.5%, $498,913	**	$553,254
***	NCUA GTD NTS MA	6/15/2035, 5.5%, $236,347	**	262,339
***	NCUA GTD NTS MA	10/15/2024, 4%, $178,551	**	190,292
***	NCUA GTD NTS MA	6/15/2025, 4%, $290,429	**	309,526
***	NCUA GTD NTS MA	5/15/25, 4%, $205,428	**	218,936
***	NCUA GTD NTS MA	4/15/2025, 4%, $203,069	**	216,422
***	NCUA GTD NTS MA	3/15/2025, 4%, $192,768	**	205,444
***	NCUA GTD NTS MA	1/15/2025, 4%, $202,564	**	215,883
***	NCUA GTD NTS MA	09/18/2018, 1.88%, $7,635,000	**	7,732,703
***	NCUA GTD NTS MA	11/27/2018, 1.63%, $4,232,000	**	4,201,224
***	NCUA GTD NTS MA	08/26/2016, 0.63%, $5,904,000	**	5,910,356
***	NCUA GTD NTS MA	02/08/2018, 0.88%, $3,743,000	**	3,660,148
***	NCUA GTD NTS MA	05/12/2017, 1.25%, $818,000	**	824,731
***	USTN	06/30/2015, 1.88%, $8,674,000	**	8,884,525
***	USTN	12/31/2018, 1.50%, $4,400,000	**	4,348,192
***	USTN	09/30/2016, 1%, $25,777,000	**	26,062,376
***	USTN	03/31/2017, 1%, $4,895,000	**	4,918,286
***	USTN	04/30/2017, 0.88%, $19,447,000	**	19,415,372
***	USTN	11/30/2016, 0.88%, $32,964,000	**	33,092,369
***	USTN	01/31/2017, 0.88%, $2,681,000	**	2,693,332
***	USTN	06/30/2017, 0.75%, $13,000,000	**	12,862,144
***	USTN	08/15/2016, 0.63%, $842,000	**	844,053
***	USTN	07/31/2017, 0.50%, $29,800,000	**	29,226,779
***	USTN	09/15/2015, 0.25%, $22,230,000	**	22,227,485
***	USTN	10/31/2018, 1.25%, $7,524,000	**	7,387,779
***	USTN	12/15/2016, 0.63%, $5,197,000	**	5,176,996
***	USTN	10/31/2015, 0.25%, $15,786,000	**	15,770,527

	Total US Treasury, government and agency bonds			270,214,568

	Bonds Foreign government
***	CANADA GOVT	02/14/2017, 0.88%, $900,000	**	902,937

	Common stock - finance
*	AXA ADR FUND	3,580,660 shares	**	100,047,009

	Index mutual funds
*	Fidelity Management Research Company	Spartan Extmk Ind Advan	**	76,277,269
*,1	State Street Bank and Trust Company	SSGA S&P 500 INDEX NON LENDING CL A	**	173,242,950
*,1	State Street Bank and Trust Company	SSGA RUSSELL SM/MID CAP IDX NL CL A	**	31,887,702
*,1	State Street Bank and Trust Company	SSGA US INFL PROT BD IDX NL CL A	**	27,149,754
*,1	State Street Bank and Trust Company	SSGA US BOND INDX NON LENDING CL A	**	47,335,635
*,1	State Street Bank and Trust Company	SSGA INTERTNL INDEX NON LEND CL A	**	57,958,018
*,1	State Street Bank and Trust Company	SSGA TUCKERM GLB LIQ RL EST NL CL A	**	42,064,816
*,1	State Street Bank and Trust Company	SSGA US ST GOV’T CRD BD IDX NL CLA	**	9,183,961

	Total index mutual funds			465,100,105

	Balanced mutual funds
*	Dodge & Cox	Dodge & Cox Balanced Fund	**	71,289,502

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Growth mutual funds
*	AXA Premier VIP Trust	Multimanager Large Cap Value Portfolio Fund	**	$31,487,447
*	Black Rock	Black Rock Equity Index Fund	**	125,931,111
*	BlkRck EAFE Eq	Blackrock EAFE Equity Index Fund	**	40,720,216
*	Calvert Asset Management Co Inc	CALVERT EQUITY I	**	15,985,618
*	EQ Advisors Trust	EQ/ Gamco small company value Portfolio Class K Fund	**	49,528,902
*	EQ Advisors Trust	EQ/ AB Small CAP Growth K Fund	**	33,942,017
*	EQ Advisors Trust	EQ/International Growth Class K Fund	**	36,898,660
*	EQ Advisors Trust	Growth Plus Class K Fund	**	28,528,319
*	Morgan Stanley Investments LP	Morgan Stanley Instl FD Inc Mid Cap Growth I Fund	**	43,973,764

	Total growth mutual fund			406,996,054

	Fixed income mutual funds
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio	**	2,659,211
*	JP Morgan	JP Morgan High Yield	**	24,747,801
*	JP Morgan	JP Morgan High Yield	**	22,898,437
*	Pacific Investment Management Company	PIMCO Total Return CL Fund	**	44,673,564
*	Sate Street Global Advisors	SSgA U.S. Government Short Term Investment Fund Class A	**	3,923,160

	Total fixed income mutual funds			98,902,173

	Other mutual funds
*,1	Dodge & Cox International Stock	Dodge & Cox International Stock	**	38,891,174
*	Morgan Stanley Investments LP	Morgan Stanley Instl FD Inc US Real Estate Portfolio Fund	**	29,026,409

	Total Other mutual funds			67,917,583

	GIC Wrappers
	State St Bk & Tr Co Boston	Contract # 1007007	**	106,023

	Total GIC Wrappers			106,023

	Short-term investments
***	USAA CAPITAL	9/30/2014, 1.05%, $716,000	**	721,122
***	ABBEY NATL	11/10/2014, 3.87%, $1,000,000	**	1,032,770
***	TRANSCAPIT	3/5/2014, 5.67%, $1,230,000	**	1,261,451
***	HEWLETT-PACKARD	12/9/2014, 2.62%, $310,000	**	315,648
***	AIG INTL	9/15/2014, 4.25%, $610,000	**	632,880
***	ANZ BK GRP	1/10/2014, 2.12%, $630,000	**	636,540
	Interest bearing cash held in Clearing Account		**	12,900,313

	Total short-term investments			17,500,724

	Subtotal			1,783,031,968

	Notes receivable from participants
	Notes receivable from participants	4.18 % to 11%	**	24,150,120

	Total			$1,807,182,088

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 30, 2014	By:	/s/ Barbara Lenkiewicz
BARBARA LENKIEWICZ
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Lead Director of AXA Equitable Life Insurance Company (Plan Sponsor)

Dated: June 30, 2014	By:	/s/ Glen Gardner
GLEN GARDNER
Chairperson of The Investment Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Lead Director of AXA Equitable Life Insurance Company (Plan Sponsor)